

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 6, 2016

Mr. Charles Myers
President
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

> **Re:** **Airgain, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 9, 2016**
> **CIK No. 0001272842**

Dear Mr. Myers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note, by way of examples only, the reference to the Cisco Report cited at page 2 and elsewhere in your draft registration statement, and the ABI Research report cited at page 52.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(3) Acquisitions, page F-17

2. Please tell us whether your acquisition of the assets of Skycross, Inc. meets the definition of a business under Rule 11-01(d) of Regulation S-X. If the acquisition is consistent with the definition of a business under Rule 11-01(d), please either revise your filing to include the audited pre-acquisition financial statements of the acquired business and the related pro forma disclosures required under Rules 3-05 and 11-01 of Regulation S-X or provide a waiver request for consideration by the Division of Corporation Finance Office of Chief Accountant.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Matthew T. Bush, Esq.
        Latham & Watkins LLP